

December 14, 2016

Charles K. Stevens III
Executive Vice President and Chief Financial Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265-3000

      **Re: General Motors Company
           Form 8-K Dated July 21, 2016
           Filed July 21, 2016
           File No. 001-34960**

Dear Mr. Stevens:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Lyn Shenk

               Lyn Shenk
               Branch Chief
               Office of Transportation and Leisure